SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 15, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated on August 15, 2008, the Company reported that it has celebrated the Second Agreement for Instrumentation of Modifications to the Shared Services Agreement (Segundo Convenio de Instrumentación de Modificaciones al Contrato de Servicios Compartidos) with Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) and Cresud S.A.C.I.F. y A. (Cresud) (the Company, IRSA and Cresud, together the Parties).

This agreement modified certain clauses of the Shared Services Agreement (Contrato de Servicios Compartidos) signed by the Parties on June 30, 2004, and amended on August 23, 2007.

The main amendments consisted in the inclusion of Works Development Management, Real State Management, Hotels and Tourism Management, Risks and Processes Management areas, under the Exchange of Corporate Services. Also, the Costs Distribution Bases for the following departments: Management and Control, Technical, Infrastructure and Services and Planning and Development, were modified.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: August 19, 2008